Exhibit 77(c)


   At a Special Meeting of Stockholders of the Thai Capital Fund Inc. (the Fund) held on July 1, 2013 the following matters were voted upon:

Proposal 1: To approve an amendment to the Funds fundamental investment limitations to permit the Fund to issue senior securities in order to pursue the rights offering of preferred stock (the Offer) that the Board of Directors of the Fund previously determined was in the best interest of the Fund and the Funds stockholders.

Number of Shares/Votes

Voted For 	Voted Against 	Votes Abstain
2,591,534 	184,094 	27,222


Proposal 2: To liquidate and dissolve the Fund pursuant to the Plan of Liquidation and Dissolution adopted by the Board of Directors of the Fund.

Number of Shares/Votes

Voted For	Voted Against	Votes Abstain
2,654,166	145,168		3,516